RYERSON INC.

2621 West 15th Place

Chicago, IL 60608

February 25, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Errol Sanderson

Re:	RYERSON INC.
JOSEPH T. RYERSON & SON, INC.
RCJV HOLDINGS, INC.
RDM HOLDINGS, INC.
RYERSON (CHINA) LIMITED
RYERSON AMERICAS, INC.
RYERSON INTERNATIONAL, INC.
RYERSON INTERNATIONAL MATERIAL MANAGEMENT SERVICES, INC.
RYERSON INTERNATIONAL TRADING, INC.
RYERSON PAN-PACIFIC LLC
RYERSON PROCUREMENT CORPORATION
J.M. TULL METALS COMPANY, INC.
Registration Statement on Form S-4 (Registration No. 333-152102)

Dear Mr. Sanderson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryerson Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to become effective as of, February 26, 2009 at 3:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Nicole Napolitano of Willkie Farr & Gallagher LLP at (212) 728-8781 and that such effectiveness also be confirmed in writing.

Sincerely,

RYERSON INC.

JOSEPH T. RYERSON & SON, INC.

RCJV HOLDINGS, INC.

RDM HOLDINGS, INC.

RYERSON (CHINA) LIMITED

RYERSON INTERNATIONAL, INC.

RYERSON INTERNATIONAL MATERIAL MANAGEMENT SERVICES, INC.

RYERSON INTERNATIONAL TRADING, INC.

RYERSON PAN-PACIFIC LLC

RYERSON PROCUREMENT CORPORATION

J.M. TULL METALS COMPANY, INC.

By:	/s/ Terence R. Rogers
Name: Terence R. Rogers
Title: Chief Financial Officer

RYERSON AMERICAS, INC.

By:	/s/ Laurie H. Beaudet
Name: Laurie H. Beaudet
Title: Assistant Treasurer

cc:	Cristopher Greer, Esq.
Nicole Napolitano, Esq.